Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-188211 of our reports dated March 18, 2013, relating to the consolidated financial statements of BG Medicine, Inc., and the effectiveness of BG Medicine, Inc.’s internal control over financial reporting (which reports express an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of BG Medicine, Inc.’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of BG Medicine, Inc. for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

May 20, 2013